53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

April 23, 2010

VIA EDGAR CORRESPONDENCE

Katherine Wray

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:                             Scientific Games International, Inc., with various guarantors

Registration Statement on Form S-4

Filed March 15, 2010

File No. 333-165490, and -01 through -09

Dear Ms. Wray:

On behalf of our client, Scientific Games International, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing received by letter dated April 9, 2010.  For your convenience, we have set forth each of the Staff’s original comments, received by letter dated April 9, 2010, immediately preceding our response.

Incorporation of Certain Documents by Reference, page ii

1.              We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2009. The Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement or include the Part III information in an amended Form 10-K, before the Form S-4 can be declared effective. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

We note the Staff’s comment and confirm that the Company intends to file its definitive proxy statement in advance of requesting that the Form S-4 be declared effective by the Commission.

2.              It appears that you should expressly incorporate by reference your current report on Form 8-K filed on February 19, 2010, pursuant to Item 11 (a)(2) of Form S-4. Please revise your filing accordingly, or advise.

Response:

We note the Staff’s comment and have amended the Form S-4, filed the date hereof, to expressly incorporate by reference the Company’s current report on Form 8-K filed with the Commission on February 19, 2010.

*      *      *      *      *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (212) 906-1281 or Senet Bischoff at (212) 906-1834.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
LATHAM & WATKINS LLP

cc:                                 Ira H. Raphaelson

Scientific Games International, Inc.

Jack Sarno

Scientific Games International, Inc.

Senet Bischoff

Latham & Watkins LLP